Exhibit 99.1

VisionChina Media Announces Second Quarter 2008 Results and Raises Full-Year Guidance

Total Revenues in Second Quarter 2008 Grew 332.4% Year-Over-Year

Net Income in Second Quarter 2008 Grew 56.7% Quarter-Over-Quarter

BEIJING, July 25, 2008 — VisionChina Media Inc. (the “Company”) (Nasdaq: VISN), one of China’s largest out-of-home digital television advertising networks on mass transportation systems, today announced its financial results for the quarter ended June 30, 2008.

Second Quarter 2008 Highlights

•

Total revenues in the second quarter of 2008 grew 332.4% year-over-year and 48.8% quarter-over-quarter to $20.3 million, out of which advertising service revenues grew 405.4% year-over-year and 52.4% quarter-over-quarter to $20.2 million.

•

Net income in the second quarter of 2008 was $8.5 million, an increase of 56.7% from $5.4 million in the first quarter of 2008, and a significant increase of 3,039.7% from $0.3 million in the second quarter of 2007.

•

Gross profit in the second quarter of 2008 was $11.9 million, an increase of 64.5% from $7.2 million in the first quarter of 2008 and a significant increase of 775.5% from $1.4 million in the second quarter of 2007.

•

Operating profit in the second quarter of 2008 was $7.8 million, an increase of 71.1% from $4.5 million in the first quarter of 2008, and a significant increase of 3,210.8% from $0.2 million in the second quarter of 2007.

•	Fully diluted net income per share in the second quarter of 2008 was $0.12 (each of our ADSs represents one common share) compared to $0.08 for the first quarter of 2008.

•

The Company had cash and cash equivalents of $124.2 million as of June 30, 2008, a decrease of $9.6 million from $133.8 million as of March 31, 2008. The decrease is mainly due to deposits paid to secure exclusive agency agreements in additional cities and deposits paid to acquire several mobile television media planning agencies. As part of our ongoing growth strategy, the Company has paid a total of $14.4 million in deposits for the acquisitions of these television media planning agencies and the final purchase considerations will be based on such agencies’ operating results over the next three years, as stipulated by the earned-out arrangements. The purchase price allocation was preliminary as of June 30, 2008.

•	As of June 30, 2008, the Company had installed 60,160 digital displays on buses, subways trains and subway platforms, compared with 48,719 at the end of the first quarter of 2008.

•

The number of cities covered by the Company’s bus network increased to 16 in the second quarter of 2008 to include Shenyang, the capital city of Liaoning province. The number of cities covered by the Company’s subway network increased to three in the second quarter of 2008 to include digital televisions on subway trains in Guangzhou as well as on the platforms that service Guangzhou’s subway systems.

•

Network capacity, which is measured by total broadcasting hours, reached 29,523 hours in the second quarter of 2008, compared to 25,980 hours in the first quarter of 2008 and 15,536 in the second quarter of 2007.

•

On average, the Company sold 8.14 advertising minutes per broadcasting hour in the second quarter of 2008, compared to 6.24 advertising minutes per broadcasting hour in the first quarter of 2008 and 6.59 advertising minutes per broadcasting hour in the second quarter of 2007. The Company lost a total of approximately 540 advertising hours, equal to $2.6 million in lost revenue, in the weeks following the earthquake in Sichuan province in China that occurred on May 12, 2008 due to cancellation of all advertisements during a three day national mourning period from May 19 though May 21, as well as broadcast and advertisement disruption during the weeks following the earthquake. As the utilization of the Company’s network capacity was already relatively high in June 2008, the ability to broadcast advertisements displaced by the earthquake was limited.

•

Average advertising service revenues per broadcasting hour grew 34.0% quarter-over-quarter to $661 per broadcasting hour from $493 per broadcasting hour in the first quarter of 2008, compared to $240 in the second quarter of 2007, primarily as a result of the implementation of our rate card increase on May 1, 2008.

Limin Li, VisionChina Media’s chairman and chief executive officer, commented, “We are pleased to announce a very successful quarter. Despite the negative impact on our operations and sales over the few weeks following the earthquake in Sichuan province in mid-May, we were able to beat both our top-line and bottom-line guidance.” Mr. Li continued, “I am proud of all of our employees for their dedication and ability to achieve extraordinary results in the face of such challenges.”

“In the second quarter of 2008, we were able to continue expanding our network coverage, following our carefully-structured growth plan,” Mr. Li reported. “We entered into an exclusive contract in Shenyang, Liaoning province to operate on public buses and expanded our position in Guangzhou to include subway trains as well as subway platforms. I am also extremely pleased to announce that we recently expanded into Shanghai, covering the platforms of two subway lines in the city’s metro system. Our entrance into Shanghai is a significant milestone as it marks VisionChina Media’s penetration into every Tier I city in

China. Tier I cities, Beijing, Guangzhou, Shanghai and Shenzhen, together account for over 60% of advertising spending in China. We will continue to strengthen our position and increase our penetration in these prosperous markets as we continue to build up our sales and marketing teams to capture the fast-paced growth in advertising spending in China.”

Dina Liu, VisionChina Media’s chief financial officer, added, “This was another strong quarter for us. We saw impressive growth in our top and bottom-lines and continued to increase sales even as we increased our prices. I am confident in VisionChina’s ability to weather any storm. Our diverse base of customers from a broad range of nondiscretionary industries increases the stability of our business. Entry into Shanghai, China’s largest advertising market, completes our mission to become a premier national network with a strong and scalable business model.”

Second Quarter 2008 Results

VisionChina Media’s total revenues were $20.3 million in the second quarter of 2008, an increase of 48.8% compared to $13.6 million in the first quarter of 2008 and an increase of 332.4% compared to $4.7 million in the second quarter of 2007.

Advertising service revenues were $20.2 million in the second quarter of 2008, an increase of 52.4% compared to $13.2 million in the first quarter of 2008 and an increase of 405.4% compared to $4.0 million in the second quarter of 2007. Total broadcasting hours reached 29,523 in the second quarter of 2008 compared to 25,980 in the first quarter of 2008. Average advertising revenues per broadcasting hour were $661 in the second quarter of 2008 compared to $493 in the first quarter of 2008. On average, the Company sold 8.14 advertising minutes per broadcasting hour in the second quarter of 2008 compared to 6.24 advertising minutes per broadcasting hour in the first quarter of 2008. As of June 30, 2008, 594 advertisers had purchased advertising time on the Company’s network either directly or through an advertising agent.

Media cost, the most significant component of advertising service cost of revenues, was $6.2 million in the second quarter of 2008, representing 75.0% of total advertising service costs, compared to $4.7 million, or 77.3% of total advertising service costs, in the first quarter of 2008.

Gross profit in the second quarter of 2008 was $11.9 million, an increase of 64.5% compared to $7.2 million in the first quarter of 2008 and a significant increase of 775.5% compared to $1.4 million in the second quarter of 2007. Advertising service gross margin was 59.1% in the second quarter of 2008, compared to 54.3% in the first quarter of 2008. The advertising equipment gross margin in the second quarter of 2008 was 13.0%, compared to 17.3% in the first quarter of 2008.

Selling and marketing expenses were $3.0 million in the second quarter of 2008, an increase of 84.4% compared to $1.6 million in the first quarter of 2008, and an increase of 832.3% compared to $0.3 million in the second quarter of 2007, primarily due to an increase in the sales and marketing team which grew to 276 employees as of June 30, 2008, up from 208 employees as of March 31, 2008. Selling and marketing expenses represented 14.8% of the Company’s advertising service revenues in the second quarter of 2008 compared to 12.2% in the first quarter of 2008.

General and administrative expenses were $1.0 million in the second quarter of 2008, an increase of 21.3% compared to $0.8 million in the first quarter of 2008, and an increase of 91.2% compared to $0.5 million in the second quarter of 2007.

Losses from equity method investments amounted to $0.2 million in the second quarter of 2008, compared to a $0.3 million loss in the first quarter of 2008, and a $0.3 million loss in the second quarter of 2007.

Operating profit was $7.8 million in the second quarter of 2008, an increase of 71.1% from $4.5 million in the first quarter of 2008, and a significant increase of 3,210.8% from $0.2 million in the second quarter of 2007.

In the second quarter of 2008, the Company recorded a tax expense of $0.03 million. The Company is a certified “Cultural Enterprise” and therefore benefits from full tax exemption from 2005 through 2008. The Company expects that it will be subject to an effective PRC tax rate of 15% starting in 2009.

Net income was $8.5 million in the second quarter of 2008, an increase of 56.7% from $5.4 million in the first quarter of 2008, and a significant increase of 3,039.7% from $0.3 million in the second quarter of 2007. Fully diluted net income per share for the second quarter of 2008 was $0.12. The Company’s second quarter net income, excluding share-based compensation expenses (non-GAAP) was $8.9 million.

As of June 30, 2008, the Company had 60,160 digital television displays in its network, compared to 48,719 as of March 31, 2008. The Company had cash and cash equivalents of $124.2 million as of June 30, 2008. In the second quarter of 2008, depreciation and amortization was $0.7 million and capital expenditures were $1.4 million.

As of June 30, 2008, the Company had 437 employees, compared to 346 employees as of March 31, 2008, of which 276 employees are sales and marketing personnel, compared to 208 as of March 31, 2008.

Other Recent Developments

VisionChina Media has entered into an exclusive contract, effective on July 1, 2008, with Shanghai Shentong Metro Asset Operation and Management Corporation, the asset management arm of Shanghai Metro, to act as the exclusive advertising agent for two of Shanghai’s subway lines. The addition of Shanghai to VisionChina Media’s network increases the Company’s coverage to 17 of China’s economically prosperous cities. Shanghai is ranked first among Chinese cities in terms of GDP and disposable income per capita. Shanghai attracts a large portion of the total advertising spending in China.

On July 1, 2008, the Company significantly increased the rate card for all advertising time on screens in subway platforms for Shenzhen as well as on the five large-size screens in Guangzhou subway platforms.

In May, VisionChina Media and CTR Market Research, the largest media and market research company in China, agreed to jointly develop the first media evaluation standard for China’s mass transit mobile TV. China has experienced rapid growth in the mass transit mobile TV market, but the industry lacks a standardized and authoritative audience measurement index which advertisers and media owners may use to judge the efficacy and value of advertisements placed on mobile TV network on public transit systems. The creation of third party evaluation standards will provide criteria to compare mass transit mobile TV with traditional TV, which is expected to help raise the status of the emergent mass transit mobile TV industry.

VisionChina Media has been categorized by the Beijing Olympic Organizing Committee as a “Class B” medium. In an effort to ensure that Olympic sponsors reap the full rewards of their sponsorship entitlements, the Committee recently differentiated between which media platforms can display advertisements from non-Olympic Sponsors in cities hosting Olympic events during the 2008 Beijing Olympics. “Class A” media are only allowed to display advertisements of official Olympic sponsors, whereas “Class B” media are allowed to display advertisements from both Olympic sponsors and non-Olympic sponsors which are not direct competitors of Olympic sponsors. As a “Class B” medium, VisionChina Media’s Beijing network is not restricted to displaying advertisements of Olympic sponsor companies.

Business Outlook

The Company estimates its total revenues for the third quarter of 2008 will range from $34.0 million to $36.0 million, out of which advertising service revenues is expected to be between $33.8 million to $35.8 million. Third quarter 2008 net income excluding share-based compensation expenses (non-GAAP) is expected to be between $15.0 million and $17.0 million.

The Company has increased its full-year estimates of results of operations and expects that total revenues for full year 2008 will range from $101.0 million to $105.0 million. Net income for full year 2008, excluding share-based compensation expenses (non-GAAP), is expected to be between $44.0 million to $48.0 million.

The Company bases these estimates on a foreign exchange rate of RMB 6.8591 per US$1.00.

Dial-in details for the earnings conference call are as follows:

US Toll Free: +1-866-713-8563

Hong Kong: +852-3002-1672

International: +1-617-597-5311

Passcode for all regions: VisionChina Earnings Call

A replay of the conference call may be accessed by phone at the following numbers until July 31, 2008.

US Toll Free: +1-888-286-8010

International: +1-617-801-6888

Passcode: 30106904

Additionally, a live and archived webcast of this conference call will be available on the Investor Relations section of VisionChina’s website at www.visionchina.cn.

About VisionChina Media, Inc.

VisionChina Media (Nasdaq: VISN) operates an out-of-home advertising network on mass transportation systems, including buses and subways that reach over 26 million viewers each day in China, according to CTR Market Research. As of June 30, 2008, VisionChina’s advertising network included over 60,160 digital television displays on mass transportation systems in 16 of China’s economically prosperous cities, including Beijing, Guangzhou and Shenzhen. VisionChina Media has the ability to deliver real-time, location-specific broadcasting, including news, stock quotes, weather and traffic reports and other entertainment programming. For more information, please visit http://www.visionchina.cn.

Use of Non-GAAP Financial Measures

In addition to VisionChina Media’s consolidated financial results under GAAP, the company also provides non-GAAP financial measures, including non-GAAP net income, excluding non-cash share-based compensation. The company believes that the non-GAAP financial measures provide investors with another method for assessing VisionChina Media’s operating results in a manner that is focused on the performance of its ongoing operations. Readers are cautioned not to view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies. The company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing the performance of VisionChina Media’s liquidity and when planning and forecasting future periods.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements.

Among other things, the quotations from management in this press release contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission, including its registration statement on Form F-1 and its annual report on Form 20-F. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

VISIONCHINA MEDIA INC.

CONDENSED CONSOLIDATED BALANCE SHEET

(Amounts in U.S. dollars ($), except number of shares and per share data)

	June 30, 2008	March 31, 2008	December 31, 2007
	(Unaudited)	(Unaudited)	(Note 1)
ASSETS
Current Assets:
Cash and cash equivalents	124,168,704	133,800,325	131,139,659
Accounts receivable, net	19,832,753	12,513,750	13,256,450
Amounts due from related parties	4,213,491	4,242,166	3,632,864
Prepaid expense and other current assets	14,763,519	10,610,582	9,683,059
Deferred tax assets	279,285	304,950	332,386
Total current assets	163,257,752	161,471,773	158,044,418

Non-current Assets:
Fixed assets, net	9,771,198	8,677,599	7,709,204
Investments under equity method	6,684,371	6,710,352	6,714,853
Other investments	2,263,890	2,214,524	2,128,732
Long-term prepaid expenses	705,485	699,087	703,069
Long term prepayments and deposits	16,537,272	1,711,352	—
Intangible assets	10,568,461	—	—
Total non-current assets	46,530,677	20,012,914	17,255,858
TOTAL ASSETS	209,788,429	181,484,687	175,300,276

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities:
Accounts payable	3,771,974	3,837,967	4,236,695
Amounts due to related parties	410,242	267,175	327,532
Accrued expenses and other current liabilities	5,848,321	3,576,757	6,054,552
Total current liabilities	10,030,537	7,681,899	10,618,779

Non-current Liabilities:
Contingent Consideration	8,677,700	—	—
Deferred tax liabilities	2,218,766	—	—
Total non-current liabilities	10,896,466	—	—
Total liabilities	20,927,003	7,681,899	10,618,779

Minority Interest	612,009	633,907	652,678

Shareholders’ equity
Common shares	6,920	6,839	6,839
Additional paid-in capital	167,604,519	163,981,497	163,820,443
Accumulated profit/(deficit)	10,615,387	2,121,488	-3,300,654
Accumulated other comprehensive income	10,022,591	7,059,057	3,502,191
Total shareholders’ equity	188,249,417	173,168,881	164,028,819

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	209,788,429	181,484,687	175,300,276

Note 1:	Information extracted from the audited financial statements included in the 2007 Form 20-F of the Company filed on April 3, 2008.

VISIONCHINA MEDIA INC.

CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

(Amounts in USD thousand, except number of shares and per share data)

	For three months ended
	June 30, 2008	March 31, 2008		June 30, 2007
	(Unaudited)	(Unaudited)		(Unaudited)
Revenues:
Advertising revenue	20,165	13,229		3,990
Equipment revenue	124	403		702
Total revenues	20,289	13,632		4,692
Cost of revenues
Advertising cost	-8,257	-6,050		-2,757
Equipment cost	-108	-333		-573
Total costs of revenues	-8,365	-6,383		-3,330
Gross profit	11,924	7,249		1,362
Operating expenses:
Selling and marketing	-2,987	-1,620		-320
General and administrative	-991	-817		-518
Total operating expenses	-3,978	-2,437		-838
Loss from equity method investees	-173	-269		-289
Operating profit	7,773	4,543		235
Interest income	733	918		44
Other expenses	-2	-17		-8
Net income before income taxes	8,504	5,444		271
Income taxes	-32	-41		—
Net income after income taxes	8,472	5,403		271
Minority interest	22	19		—
Net income	8,494	5,422		271
Deemed dividend on convertible redeemable preferred shares	—	—		-1,537
Net income (loss) attributable to holders of common shares	8,494	5,422		-1,266
Net income (loss) per share:
Basic	0.12	0.08		-0.06
Diluted	0.12	0.08		0.01
Shares used in computation of net income (loss) per share:
Basic	68,888,659	68,387,019		22,000,000
Diluted	72,115,604	70,897,070		22,000,000
Share-based compensation expenses during the related periods included in:
Cost of revenues	-9	-11		-7
Selling and marketing expenses	-347	-136		-41
General and administrative expenses	-37	-18		-11

Selected Operating Data
	2Q08	1Q08		2Q07
Total broadcasting hours	29,523	25,980		15,536
Advertising minutes per broadcasting hour	8.14	6.24	(1)	6.59
Total advertising minutes sold	240,317	162,115		102,382
Average advertising service revenue per broadcasting hour (US$)	661	493	(2)	240
Total digital television displays in the network	60,160	48,719

Notes:

(1)	Excluding the three new exclusive agency agreements that the company entered into in the first quarter, advertising minutes per broadcasting hour is 6.43
(2)	Excluding the three new exclusive agency agreements that the company entered into in the first quarter, advertising services revenues should have been $543 per broadcasting hour

For investor and media inquiries, please contact:

In China:

Investor Relations Department, VisionChina Media, Inc.

Tel:     +86-755-8831-8683

Email: ir@visionchina.cn

Mrs. Helen Plummer

Ogilvy Financial, Beijing

Tel:     +86-10-8520-3090

Email: helen.plummer@ogilvy.com

In the United States:

Mr. Jeremy Bridgman

Ogilvy Financial, New York

Tel:     +1-212-880-5363

Email: jeremy.bridgman@ogilvypr.com